November 18, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Jeffrey P. Riedler, Assistant Director

Bryan J. Pitko, Attorney-Advisor

Christina De Rosa, Attorney-Advisor

Scott Wuenschell, Staff Accountant

Joel Parker, Staff Accountant

Re:                             TetraLogic Pharmaceuticals Corporation

Registration Statement on Form S-1 (File No. 333-191811)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between November 6, 2013 and the date hereof, 2,320 copies of the Preliminary Prospectus dated November 6, 2013 were distributed to prospective underwriters, institutional investors and prospective dealers.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Standard Time, on Wednesday, November 20, 2013 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

OPPENHEIMER & CO. INC.
GUGGENHEIM SECURITIES, LLC
NEEDHAM & COMPANY, LLC

As representatives of the
Prospective Underwriters

By:	Oppenheimer & Co. Inc.

By:	/s/ Arun Master
	Name:	Arun Master
	Title:	Executive Director

By:	Guggenheim Securities, LLC

By:	/s/ Paul M. Friedman
	Name:	Paul M. Friedman
	Title:	Senior Managing Director
Chief Operating Officer

By:	Needham & Company, LLC

By:	/s/ Charles V. Baltic
	Name:	Charles V. Baltic
	Title:	Managing Director